Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Growth Capital Acquisition Corp. (formerly known as PinstripesNYS, Inc.) on Amendment No. 4 to Form S-1 [File No. 333-248087] of our report dated August 17, 2020, except for Note 7, as to which the date is January 11, 2021, which report includes an explanatory paragraph about the ability of Growth Capital Acquisition Corp. to continue as a going concern, with respect to our audits of the financial statements of Growth Capital Acquisition Corp. as of March 31, 2020 and 2019 and for each of the two years in the period ended March 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

January 26, 2021